Exhibit 1.01

Microsemi Corporation
Conflict Minerals Report
For The Calendar Year Ended December 31, 2017
Introduction
Microsemi Corporation is a leading designer, manufacturer and marketer of high-performance analog and mixed-signal semiconductor solutions differentiated by power, security, reliability and performance. Unless the context otherwise requires, the "Company," "Microsemi," "we," "our," "ours," and "us" refer to Microsemi Corporation and its consolidated subsidiaries.
Microsemi's products include high-performance and radiation-hardened analog mixed-signal integrated circuits, field programmable gate arrays ("FPGAs"), system on chip solutions ("SoCs") and application-specific integrated circuits ("ASICs"); power management products; timing and synchronization devices and precise time solutions, setting the world's standard for time; voice processing devices; radio frequency ("RF") solutions; discrete components; enterprise storage and communication solutions, security technologies and scalable anti-tamper products; Ethernet solutions; Power-over-Ethernet integrated circuits ("ICs") and midspans; as well as custom design capabilities and services.
Microsemi has determined conflict minerals are necessary to the functionality and/or production of our manufactured products. Our broad and complex product range may contain conflict minerals within the following components:

•	Tantalum, used in capacitors;

•	Tin, used in soldered components;

•	Tungsten, used in coatings, alloys, heating elements and electrodes; and

•	Gold, used in circuit boards, electrodes and electronic components.
Microsemi undertook a reasonable country of origin inquiry ("RCOI") regarding the conflict minerals in its manufactured products. This RCOI was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (the "Covered Countries"), and whether any of the conflict minerals may be from recycled or scrap sources.
Reasonable Country of Origin Inquiry (RCOI)
OECD Step 1: Establish Strong Company Management Systems
Our RCOI is guided by both the OECD Framework and our conflict minerals policy, which is available on our public website at http://investor.microsemi.com/documents-charters and also communicated directly to our suppliers. The website also includes Microsemi’s code of ethics policy with information on Microsemi’s alert line which can be used to report grievances or concerns.
Our Conflict Minerals Team is responsible for implementing our conflict minerals policy and overseeing all phases of our conflict minerals program. The team is comprised of subject matter experts from relevant functions and business units and is supported by senior leadership. Program status updates and results are posted internally on our dedicated conflict minerals program site and communicated directly to Microsemi’s Executive Team and Board of Directors.
In an effort to perform our RCOI on the source and chain of custody of conflict minerals, our Conflict Minerals Team performed a comprehensive review of all suppliers to identify those with products likely to contain 3TGs. A conflict minerals communication survey was launched through a third-party vendor who attempted to contact identified suppliers and provided the Responsible Minerals Initiative ("RMI") Conflict Minerals Reporting Template ("CMRT") version 5.01 and 5.10. Suppliers were provided with training materials for completing their CMRTs and given access to a library of conflict minerals resources. They could also contact our third-party vendor’s support personnel directly with questions. CMRTs received were reviewed to determine legitimacy and consistency of the reported data, and follow-up inquiries were made to address items such as incomplete, missing or invalid data.
Nonresponsive suppliers were contacted a minimum of three times through our third-party vendor’s system. They were also managed by our third-party vendor’s team in one-on-one communications as needed. All of these communications were monitored and tracked in our third-party vendor’s system for future reporting and transparency. Suppliers who did not respond to the third-party vendor requests were also contacted by Microsemi’s Conflict Minerals Team members through direct outreach campaigns initiated from November 2017 to April 2018.
Microsemi's supply chain with respect to its products is complex. There are many third parties in the supply chain between the ultimate manufacture of the products and the original sources of 3TGs as Microsemi does not purchase 3TGs directly from mines, smelters or refiners (SORs). Microsemi relies upon our direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us, including sources of 3TGs that are supplied from their sub-tier suppliers. Microsemi polled 494 suppliers and achieved a response rate of 93% from in-scope suppliers, noting that 41 suppliers were out-of-scope as they do not supply materials with 3TGs.
Based on this RCOI, Microsemi determined that it may have some suppliers that sourced 3TGs from the DRC or Covered Countries and, therefore, proceeded to conduct due diligence on the supplier base.
OECD Step 2: Identify and Assess Risk in the Supply Chain
336 CMRT submissions were received and reviewed for SOR information. Our review included an assessment of the completeness and accuracy of SOR information provided and whether each reported SOR was an identified SOR. With the assistance of our third-party vendor, we assessed risk based on the chances that an SOR declared by suppliers on their CMRTs provides 3TGs that may originate from non-conflict free sources. SOR risk ratings are based on various factors, including the SOR’s geographic location, including proximity to the Covered Countries, and whether the SOR has been certified conflict free or has committed to a third-party audit.
Due Diligence
Due Diligence Design
The design of Microsemi's due diligence measures conform to the due diligence related steps of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the "OECD framework").
Due Diligence Measures Performed
Microsemi’s due diligence measures included the following:
OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks

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Results together with actual and potential risks were reported to leadership by providing status updates to senior management (including our Chief Financial Officer). Quarterly updates were provided to executives (including our Chief Executive Officer, Chief Operations Officer, Chief Financial Officer and Board of Directors) during general manager and board level meetings;

•	For unidentified SORs, further research was conducted to attempt to determine validity of SOR and sources of minerals processed;

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If an SOR was not certified by an internationally-recognized scheme, our third-party vendor attempted to contact the SOR to gather more information about its sourcing practices and actively encourage their participation in certification programs; in addition, internet research was performed to determine whether there were any publicly available sources of information regarding the SOR’s sourcing;

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As part of the Company’s risk management plan and to ensure suppliers understand our expectations, our third-party vendor provides video and written training on conflict minerals and the CMRT, and has support personnel available for one-on-one discussions via phone, online chat and email.

OECD Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Because Microsemi does not source conflict minerals directly from SORs, we rely on third parties, including the RMI, to coordinate and conduct third-party audits of these facilities. As an RMI member (member ID: MSCC), Microsemi provides support for independent third-party audits of SOR’s due diligence practices as well as industry-wide efforts. The Company utilizes the published results of these third-party audits to determine whether a specified SOR processes conflict minerals that directly or indirectly finance or benefit armed groups. Specifically:

•	Identified SORs are compared to the RMI’s Responsible Minerals Assurance Process’ (RMAP) compliant SOR lists;

•	For non-certified SORs, our third-party vendor attempted outreach to encourage their participation in certification programs; and

•	Through our membership in the RMI, we used the RCOI data to support statements made within this CMR.
Results of Due Diligence
OECD Step 5 - Report Annually on Supply Chain Due Diligence
The Company reports annually on supply chain due diligence by filing a Form SD and a Conflict Minerals Report with the SEC.
As a result of Microsemi’s conflict minerals due diligence, the names of 321 SORs were gathered from our supply chain. Among them, 257 are listed on the RMAP’s conformant SOR lists. The remaining 64 SORs are included on the RMI's Standard Smelter List, but have not yet completed a third-party audit through the RMAP.
A large majority (84.5%) of the responses received provided SOR information at a company or divisional level, or were unable to specify the SORs used for products supplied to Microsemi. Microsemi is unable to determine whether any of the 3TGs reported by these suppliers were contained in components or parts supplied to us, or to validate that any of these SORs are actually in Microsemi's supply chain. Therefore, in addition to being unable to determine whether reported SORs are part of Microsemi’s supply chain, we are also unsure as to the completeness of the population of SORs received. Based on the Company's due diligence efforts to date, the Company does not have sufficient information to determine the country of origin of the conflict minerals in its products or the facilities used to process the conflict minerals, including whether the conflict minerals were from recycled or scrap sources.
The Company's efforts to determine the mines or locations of origin with the greatest possible specificity include the due diligence measures described above.
Risk Mitigation and Future Measures
As Microsemi moves toward a maturing and more sustaining conflict minerals due diligence program, we intend to take the following steps to continue improving our program and further mitigate possible risk that necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Continue to communicate our expectations and information requirements to our suppliers;

•	Continue to influence through our supply chain and attempt to influence additional SORs to obtain conflict-free status, where possible;

•	Continue to encourage our suppliers to purchase materials from SORs that are listed on the RMAP Compliant SOR Lists or have been certified by another independent third-party audit scheme;

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Continue to monitor our supply chain activities, keeping current with changes or updates in conflict minerals laws, rules and regulations, and updating our related policies and procedures as appropriate.

Forward-looking Statements
Statements made within this report may constitute forward-looking statements about our plans to take additional actions or implement additional policies or procedures with respect to our due diligence efforts. Forward-looking statements are not a guarantee of future performance. Microsemi assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

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